Wilhelmina International, Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

February 16, 2011

Via EDGAR, Facsimile and Federal Express

Kevin Woody, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wilhelmina International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010 (the “Form 10-K”)
File No. 000-28536

Dear Mr. Woody:

On behalf of Wilhelmina International, Inc. (the “Company”), I am responding to the Staff’s letter of comment dated January 24, 2011 with respect to the above-referenced filing.  My responses to the Staff’s comments are set forth below.  For your convenience, I have repeated each comment immediately preceding my response.  Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company

Pro Forma Results of Operations of the Wilhelmina Companies for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 20

Staff Comment

1.
We note your response to our prior comment one.  To the extent you provide pro forma financial information, whether voluntary or not, we believe that you should provide a complete set of pro forma financial statements reflecting the adjustments.  Accordingly, please revise your filing to include a complete set of pro forma financial statements.

Wilhelmina Response

As previously discussed with the Staff, the Company and the Staff will continue to discuss this comment once the Staff has had an opportunity to review the Company’s responses to comments two and three below.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 35

Staff Comment

2.
We note your response to our prior comment two and your proposed disclosure.  Please tell us where you have recorded this investment on your Consolidated Balance Sheets and where you record the related income statement activity on your Consolidated Statement of Operations.

Wilhelmina Response

The investment was recorded in the “Other assets” line item on the Consolidated Balance Sheets” appearing on page 30 of the Form 10-K.  The income statement activity related to this investment was recorded in the “License fees and other income” line item in the Consolidated Statement of Operations appearing on page 31 of the Form 10-K.  The total income recorded for the year ended December 31, 2009 approximated $19,000 and the investment recorded as of December 31, 2009 approximated $19,000.

Revenue Recognition, page 36

Staff Comment

3.
We have reviewed your response to prior comment number three.  Please tell us how these types of costs meet the definition of research and development cost or a gain contingency and why management has determined that ASC Topic 730 and ASC Topic 450 is the appropriate guidance to follow.  Within your response, please tell us why management does not believe that these amounts are receivables that have to be assessed for collectability.  In addition, please tell us the company’s historical reimbursement rate for these costs.

Wilhelmina Response

In the Company’s previous response to comment three, the Company inadvertently referred to Topic 730 as guidance for start-up type costs.  The correct guidance for start-up type costs is Topic 720-15.  The Company believes the costs advanced to models are start-up type costs.  Topic 720-15 defines start-up type costs as costs to introduce a new product or service.  In the case of the Company, costs are incurred to introduce a newly signed model to customers.  Models are not invoiced for amounts expended on their behalf and have no obligation to reimburse the Company.  Costs incurred on behalf of the model are only reimbursed when a customer job is performed by the model and the invoice has been collected.  It is the collection from the customer which triggers the reimbursement of the costs.  Reimbursement of costs usually occurs within one year from the model signing with the Company.

In addition, since there can be no certainty as to when or even if the amounts will ever be reimbursed, the Company considers the reimbursement of these costs as gain contingencies referred to in Topic 450.  Topic 450 provides that such amounts be accounted for only as realized.  Topic 450 defines a gain contingency as an existing set of circumstances which involve possible gain to an entity that will be resolved when one or more future events occur or fail to occur.  The gain or “reimbursement” occurs, in the case of the Company, when the model secures a customer job and the invoice for the job is ultimately collected.  The Company has no way of knowing whether or not the model will secure a job and if the invoice for the job will ultimately be collected.  Historically, the Company has signed thousands of models who have been unable to cover the costs which the Company incurred on their behalf.  Historically, the Company has generally recovered 30%-60% of costs incurred on behalf of models.  Fluctuations in billings can have a significant effect on the reimbursement rate.

The Company does not believe these amounts are receivables that have to be assessed for collectability.  SAB Topic 13 addresses revenue recognition and states that “revenue should not be recognized until it is realized or realizable and earned.”  This is based on the FASB’s conceptual framework.  Concepts Statement 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits presented by the revenues.”  Paragraph 84(a) essentially states that the two conditions (realization and earning) are usually met when services are rendered to customers.

If the Company were to record a receivable from the model for unreimbursed costs, it would be recording income before it is earned, since the reimbursement actually comes from the customer, not the model.

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The Staff is invited to contact the undersigned by phone at (214) 661-7480 or by fax at (214) 661-7475 with any comments or questions it may have.

Sincerely,

/s/ John P. Murray

John P. Murray,
Chief Financial Officer

cc:           Jennifer Monick
Steve Wolosky